
COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


05005963

File Number: 82.2994

3 February 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

SPC ARDMONA SHAREHOLDERS OVERWHELMINGLY SUPPORT CCA ACQUISITION PROPOSAL

Sydney, 3 February 2005: Coca-Cola Amatil (CCA) advises that today SPC Ardmona Ltd (SPC Ardmona) shareholders have voted to support the proposed acquisition of SPC Ardmona by CCA.

SPC Ardmona have advised that they will apply to the Supreme Court of Victoria for approval of the scheme of arrangement between SPC Ardmona and its shareholders, with the Court hearing scheduled for Friday, 11 February 2005.

Mr. Terry Davis, Managing Director of CCA, said: "We welcome the overwhelming support the proposal received from SPC Ardmona shareholders. In my discussions with many of the grower shareholders in SPCA, it was clear that they share our enthusiasm for the growth opportunity this acquisition will create. CCA has already been able to capitalize on the growing trend by Australian consumers to increasingly look to balance their day with products that refresh and with those that also cater for their health and wellbeing. The increasingly busy lifestyle of consumers is leading them to seek out more innovative options in both ready-to-eat food and beverages. This has been particularly evident in our beverage business with the very strong growth recorded in 2004 for Mt. Franklin bottled water, diet Coke, Powerade and more recently fresh juice.

"The acquisition of SPC Ardmona provides an opportunity to accelerate the product and package innovation capability of SPCA for its leading brands of Goulburn Valley, SPC and Ardmona in both the ready to eat packaged fruit and beverage sector" Mr. Davis said.

In addition to the SPC Ardmona shareholder approval, CCA has received formal confirmation from the ACCC, the FIRB and the ASX that they have no objection to the proposed acquisition.

CCA will release its 2004 full year results on Thursday 10 February.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel	+61 2 9259 6553
Media: Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA